UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: April 2009
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
 (Translation of registrant's name into English)

94 Em Hamoshavot Road
Petach Tikva 49527, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ___

Attached hereto and incorporated by reference herein is the registrant's press release announcing the signing of a definitive agreement to acquire the workforce management business of Manchitra Services Private Limited, issued on April 7, 2009.

Contacts:
Shmuel Arvatz	Noa Schuman
Chief Financial Officer	Investor Relations
+972-3-765-9400	+972-3-7659-467
Shmuel.Arvatz@clicksoftware.com	Noa.Schuman@clicksoftware.com

ClickSoftware to Acquire Assets of Manchitra Services

Acquisition expands ClickSoftware’s drive into India providing significant local presence

BURLINGTON, Mass., April 7, 2009 — ClickSoftware Technologies Ltd. (NasdaqCM: CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced that it has entered into a definitive agreement to acquire the workforce management business from Manchitra Services Private Limited.

Manchitra Services Private Limited provides solutions in the areas of workforce management, GIS-based network management and GIS based solution development. Its offerings and capabilities include consultancy, products, and software customization and integration.

ClickSoftware will acquire all the assets of the Manchitra workforce management business including its product, customers and about 25 employees. All of these assets will be transferred to a newly formed subsidiary – ClickSoftware India Private Limited. Under the terms of the definitive agreement, the consideration for the transaction is about USD 2.65 million which ClickSoftware will pay in cash at the closing of the transaction.  The closing is subject to certain closing conditions, and is expected to occur during the month of April 2009.

“Manchitra’s capabilities will enable ClickSoftware to significantly strengthen its local presence in this region,” said Professor Moshe BenBassat, Chairman and CEO of ClickSoftware. “The value of workforce management and optimization solutions is gaining recognition in India primarily by utilities and telecommunication companies involved in the massive expansion of the country’s infrastructure. We see a tremendous opportunity to play a leading role in selling and delivering these solutions and helping organizations manage their growth and operate efficiently and cost effectively.”

"The addition of the newly acquired implementation and delivery arm in India will provide ClickSoftware with a whole new range of benefits to customers and prospects in that region. This will range from swift response to market requests and competitive pricing to support of our system integration partners," said Hannan Carmeli, President and COO of ClickSoftware. "This is one more step towards aligning our delivery capabilities with the vast potential presented by the recently signed agreement with SAP," Carmeli explained. On the corporate front, Carmeli continued, "Manchitra employees bring with them a culture of innovation and a reputation for rapid and thorough response to customers. Their dedication to excellence, continuous improvement and commitment to building relationships of trust with clients are fully consistent with ClickSoftware values."

ClickSoftware India along with the acquired employees will also provide ClickSoftware with a base for off-shore research and development as well as the opportunity to expand their implementation services outside of India.

The Company intends to further discuss this acquisition in the upcoming earnings call due on May 6th, 2009.

About ClickSoftware
ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry-leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision making, incorporating scheduling, mobility and location-based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners – ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The Company is headquartered in Burlington, Mass. and Israel, with offices in Europe, and Asia Pacific. For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20F for the year ended December 31, 2007 and in subsequent filings with the Securities and Exchange Commission. Clicksoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

# # #

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 of the Company, registration number 333-149825, filed with the Securities and Exchange Commission on March 20, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD. (Registrant)

By:	/s/ Shmuel Arvatz
Name: Shmuel Arvatz
Title: Executive Vice President and Chief Financial Officer

Date: April 7, 2009